Exhibit 12.1

	Year ended December 31,
	2010	2011	2012	2013	2014
	(millions of euro, except ratios)
Earnings:

Profit before tax from continuing operations	13,901	6,488	5,864	6,280	3,635
Share of (profit) loss of investments accounted for by the equity method	(76)	635	1,275	304	510
Dividends from investments accounted for by the equity method	97	45	57	28	34
Fixed charges (see below)	3,329	3,609	4,025	3,629	3,511
Capitalized interest, net of amortization	3	3	3	—	—

Earnings	17,254	10,780	11,224	10,241	7,690

Fixed charges:

Finance cost, including amortization of debt expense and similar charges	3,329	3,609	4,025	3,629	3,511
Capitalized interest	—	—	—	—	—

Total fixed charges	3,329	3,609	4,025	3,629	3,511

Ratio of earnings to fixed charges	5.2	3.0	2.8	2.8	2.2

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations, before share of profit or loss of investments accounted for by the equity method, plus dividends from investments accounted for by the equity method, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.